Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People’s Republic of China 261061

October 28, 2009

Mr. Rufus Decker Securities and Exchange Commission, Division of Corporation Finance 100 F Street, N.E., Washington, D.C. 20549-3561

Re:	Fuwei Films (Holdings) Co., Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2008 and Form 6-K, filed on August 17, 2009 File No. 1-33176

Dear Mr. Decker:

We transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), an electronic version of the Company’s amended Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F/A”). The Form 20-F/A reflects the Company’s response to the comment No. 7 to the Company’s Annual Report on Form 20-F filed with the Commission on March 31, 2008, set forth in the Staff’s letter to the Company, dated September 23, 2009 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded to the comment set forth in the Staff’s Letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.     Where a comment below requested additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response to Comment 1

We have responded to the requested additional information from the Staff herein and are filing our Form 20-F/A in response to comment No. 7.  All responses below except those relating to comments 7, 8 and 12 are the form of proposed disclosure to be included in our future filings.

Mr. Rufus Decker
Securities and Exchange Commission

Critical Accounting Policies

Goodwill Impairment, page 40

2.     In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please expand your disclosures to address the following:
•	Please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
•	Please disclose how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and
•
Please disclose your consideration of market capitalization in performing your impairment analysis.  In this regard, it appears your market capitalization is significantly less than your total shareholders’ equity.

Response to Comment 2:

●
Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination accounted for using the purchase method. Goodwill acquired in a purchase business combination is not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets.

We test impairment by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. We perform the goodwill impairment test using a combination of the market and income approaches. If the carrying amount of a reporting unit exceeds its fair value, an indication of goodwill impairment exists and a second step is performed to measure the amount of impairment loss, if any. In the application of the impairment testing, we are required to make estimates of future operating trends and resulting cash flows and judgments on discount rates, expected growth rate, and other variables. We also make certain assumptions about the level of demand for our products in the marketplace, our cost levels, future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods. We further make a sensitivity analysis of those assumptions by adding or minus 1% for the estimates. If goodwill is impaired, we will record an impairment charge, which will result in a decrease in net income, or an increase in net loss.

We performed our annual review of impairment of goodwill at the end of December 31, 2008, there was no goodwill impairment recognized.

●
We considered the reasonable changes of the assumption used for valuing goodwill in the current year based on the conservatism principle. We believe that the foregoing changes in current year can offset the negative impact from last year.

●
The market value of the Company was US$ 9.54 million at the end of December 31, 2008, which is significantly less than the carrying amount of US$ 77.41 million, due to the financial crisis in the stock market. The market capitalization then recovered gradually. In accordance with the SFAS 142, we performed two steps for the goodwill impairment testing. In the first step, we identified potential

Mr. Rufus Decker
Securities and Exchange Commission

impairment. We compared the fair value with carrying amount of the Company, which was less than the carrying amount.

Then, the second step was performed to measure the amount of impairment loss. As of December 31, 2008, the carrying amount of goodwill in the balance sheet was US$ 1.5 million. We compared the carrying amount of the goodwill of the Company with the implied fair value. The implied value exceeds the carrying amount of the goodwill, as a result, no goodwill impairment is recognized.

Impairment of Long-Lived Assets, page 41

3.     You state that significant judgment in terms of projection of future cash flows and assumptions is required in determining the estimates of future cash flows.  In this regard, please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis of long-lived assets under SFAS 144.  Please expand your disclosures to include the following:
•	Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;
•
Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances.  Please specifically address what consideration you gave in determining whether to test these assets for impairment due to the suspension of the lease production line for two months in the fourth quarter of 2008 as well as the closing of the office in Japan at the end of 2008 as a result of insufficient demand.

•
Please expand your discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value.  You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

•	Please address your consideration of whether amounts recorded in construction in progress could be impaired; and
•	For any asset groups for which the carrying value was close to the fair value, please disclose this fact and indicate the carrying value of those asset groups.

Response to Comment 3:

According to SFAS 144, the carrying amount of the asset group exceeds its fair value due to the following major reasons: 1) the projected fair value severely declines, 2) the usage or conditions of the assets alters materially, 3) the legal factors cause adverse significant influence on the Company, or 4) the future net cash flow is lower than the carrying amount of the assets. If it is determined that such indicator are present and the review indicates that the assets will not be fully recoverable, it is then determined that the asset is impaired. The significant long-lived assets of the Company include the office building, factory plants and equipments, including two production lines and a trial line. For the purposes of identifying and measuring impairment, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flow are largely independent of the cash flow of other assets and liabilities. Although those production lines manufactured products independently, but they cannot produce cash flow separately resulting from the combined administrative expense, R & D, market and sales, etc. Therefore, the Company considers whole assets as an asset group. In accordance with the forecast of net cash flow in the next 10 years, the impairment does not occur to this asset group.

As indicated above, the Company needs to consider the following factors in deciding whether these long-

Mr. Rufus Decker
Securities and Exchange Commission

lived assets have impairment in accordance with SFAS 144:

（1）Determine if the fair value of the asset has severe changes. It is confirmed that there is no material change in the operation circumstance of the Company, and there is no significant decline of the fair value of the asset. Based on the evaluation of the future marketplace, the Company’s management made the decision to close the Japan sales office and stopped the operation of the lease production line due to the global financial crisis in the second half of 2008. In order to control the cost and increase the operational efficiency and benefits, the Company cut cost and reduced sales of the low-end products, while the sales of other high-end products had not been affected.

（2）Determine if the usage and conditions of the asset have been changed. The Company’s management evaluated the usage of the asset and has determined that it has not changed, and the asset was still in good operation and has brought sustainable operation performance for the Company.

（3）The operation circumstances of the Company have not changed. By operating these assets, the Company paid state and local taxes and created jobs for the employees in the recent and pervious years.

We estimate the fair value of an asset group based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using the income approach and/or the market approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates and cost of capital, among others. We also make certain assumptions about the level of demand for our products in the marketplace, our cost levels, future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods

Based on the above evaluation, the estimated undiscounted net cash flow was higher than the net carrying amount of asset as of December 31, 2008, and there was no impairment of long-lived assets recognized. We conduct impairment testing on the long-lived assets annually.

In accordance with the regulations of SFAS144, the Company’s management determined that the impairment was not recognized in the construction in progress. The construction in progress refers to the third BOPET production line of the Company, and total investment to the third production line by the Company. After completion, a significant portion of the products will be new products in the PRC and will be treated as high value-added products, which we believe, could bring higher gross margin, and about US$50 million additional sales annually for the Company.

According to the sensitivity analysis, there was no asset group whose carrying amount is close to the fair value.

Results of Operations, page 41

4.     Please quantify the impact of each factor when multiple factors contribute to material fluctuations.  Please also quantify the extent to which fluctuation in your sales are attributable to each of the following factors:  changes in prices, changes in the volume of products sold, and the introduction of

Mr. Rufus Decker
Securities and Exchange Commission

new products.  In this regard, your current gross profit discussion indicates that there were declines in both the sales quantity and prices.  Refer to Item 5.A.1 of the Form 20F.

Response to Comment 4:

Based on the sales volume and price sensitive analysis, the gross margin has been affected by the change in the sales price, which indicates that the decline in the gross margin was mainly due to decline of the sales price during 2008.

Liquidity and Capital Resources, page 44

5.     After taking into consideration your present banking facilities, existing cash and the expected cash flows to be generated from your operations, you determined that you have adequate sources of liquidity to meet your short-term obligations and your working capital.  Please expand your liquidity and capital resources discussion to address the following:
•
In determining that you have adequate sources of liquidity to meet your short-term obligations and working capital, please discuss what consideration you gave to your working capital deficit.  Specifically address the fact that RMB164.7 million of your bank loans are due in less than a year;

•	Please disclose the current amounts available under your banking facilities, including if you are restricted as to what the proceeds can be used for;
•
Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance and how you intend to finance these expenditures; and

•	You will need an additional $15 to 20 million to complete the thick film project. Please disclose the potential impact to your financial results of not being able to attain this funding.
Refer to item 5.B of the Form 20-F.

Response to Comment 5:

The Company’s working capital at the year ended December 31, 2008 was RMB 100.2 million. The negative working capital is mainly due to the RMB 164.7 million short-term bank loans. In 2008, the Company borrowed RMB167.58 million from the Commercial Bank. After the expiration of the loans in 2009, the Company renewed the loan agreements with the Commercial Bank. Currently, the Company’s management cannot determine whether the Company will need new capital expenditure, other than the capital expenditure required for the third production line which is in progress. The Company’s management will consider seeking new financing or additional capital if there are new investment project. The Company’s management expects to resolve the shortage of the cash flow through the working capital produced by the current and new production line.  The Company expects to be able to renew large portions of the loan agreements before maturity, and as a result will obtain sufficient working capital for the operation of the Company.

As of June 30, 2009, the Company had RMB 160.0 million bank loan line. The Bank of Communications Co., Ltd. has expressed to the Company that it will renew a significant portion of the loan agreements before maturity. There is no restriction for the usage of this capital, which is used for the operation of the Company.

Mr. Rufus Decker
Securities and Exchange Commission

Currently our major capital expenditure is utilized in the new production line, which is around US$ 15 to US$20 million.  The Company does not expect other significant capital expenditures in the upcoming future.

The Company’s management expects the new production line to bring additional profit target for the Company. The Company’s management estimates US$ 50 million annual sales upon ability to fully use the production line, and estimates to refund the capital expenditure by the cash flow generated in the next 4 to 5 years.  The Company is seeking to obtain this capital from the banks or other financial institutions. If we are unable to obtain this capital to complete our third production line on a timely basis, we may lose the expansion opportunity in  the thick film industry.

Operating Activities, page 45

6.     To the extent material, please expand your discussion of your net cash from operating activities to discuss how changes in your working capital accounts also impacted your cash flows and the underlying reasons for those changes.

Response to Comment 6:

The net cash flow generated from operation activities was RMB80.0 million as of December 31, 2008, mainly due to: 1) decrease in account receivables and inventory, 2) increase in advance payment to suppliers and account payables, and 3) increase in provision for doubtful accounts in accordance with the conservatism principle. At the beginning of the financial crisis in the second half of 2008, considering the potential risk that our clients and suppliers may encounter, the Company strictly controlled the credit risk from the clients and suppliers, and increased the advance payment from the clients, and promptly collected the account receivables. In addition, the material price declined in the third and fourth quarter in 2008, and the Company decreased the inventory of materials and finished goods. The Company purchased some additional materials during the new year holidays and increased additional advance payment to the material suppliers before December 31, 2008.  The increase of the account payables was mainly due to the capital expenditure of the equipments for the third project in 2008.

Item 15.  Controls and Procedures, page 79

7.     Please amend your Form 20-F to address the following as required by Item 15T(b) of the Form 20-F:
•	Please provide a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting;
•
You state that your principal executive officer and principal financial officer have concluded that your internal controls over financial reporting were effective during the period covered by the Annual Report.  Please provide your conclusions regarding management’s assessment of the effectiveness of internal control of financial reporting as of the end of your fiscal year, which is December 31, 2008; and

•	Please provide a statement in substantially the same form as included in Item 15T(b)(4) of the Form 20-F.

Response to Comment 7:

Mr. Rufus Decker
Securities and Exchange Commission

In response to the Staff’s comment, we have revised our disclosure in our Form 20-F/A.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

8.     Your auditors are located in Los Angeles, California.  Given that it appears your principal assets and operations are in the People’s Republic of China, please request your auditors to briefly tell us supplementally how the audit of the assets and operations was conducted.  Please also request your auditors to tell us whether another auditor was involved in the audit of these operations and, if so, the name of the firm and the extent of their involvement.

Response to Comment 8:

The Company's accounting records are kept at its office in China.  The accounting records are maintained in Chinese and are structured to be in compliance with U.S. GAAP requirements.  The Company's auditor, Kabani & Company, Inc. (“Kabani”), employs many Chinese-conversant staff (including US CPAs) at Kabani's Los Angeles office.  In addition Kabani has an affiliate office in Beijing called "Kabani International (Consulting) Beijing, Co., Ltd." (“Kabani International”) which employees accountants, including CPAs, who are trained with the US GAAP and PCAOB audit procedures. Therefore, no foreign audit firm assists Kabani in the audit. Kabani's staff visited the Company's operating subsidiary in People's Republic of China and conducted the field work in China and were assisted by Beijing staff of Kabani International. Kabani performed, supervised and controlled the complete audit, including audit planning and field work through its own staff.

Notes to Financial Statements

Note 3.  Summary of Significant Accounting Policies and Practices

(f) Property, Plant and Equipment, page F-10

9.     Construction in progress represented capital expenditure in respect of the BOPET productions line.  Please disclose when you expect to place these assets in service and correspondingly depreciate.

Response to Comment 9:

The construction in progress is the capital expenditure for the third production line. It is estimated that it will start production in 2010, and the depreciation will begin on the month following the production.

Note 25.  Commitments and Contingencies

(d) Legal Proceedings, page F-29

10.    For the matters with DMT S.A. and Hampden Kent Group LLC, please provide the disclosures required by paragraphs 9 and 10 of SFAS 5, which should include whether any amounts have been accrued as well as whether it is reasonably possible that a loss or additional loss may have been incurred.

Mr. Rufus Decker
Securities and Exchange Commission

If it is reasonably possible that a loss or additional loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made.

Response to Comment 10:

The Company believes that the possibility of loss or additional loss from DMT S.A. (“DMT”) and Hampden Kent Group LLC (“DMT”) arbitrations is remote. As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2008, the HKG arbitration proceeding was terminated for nonpayment of the deposits due in accordance with Sections R-52 and R-54 of the Commercial Arbitration Rules of the American Arbitration Association. In addition, in connection with the DMT arbitration, the parties have entered into a certain settlement agreement and service agreement pursuant to which Fuwei Films (Shandong) Co., Ltd., the Company’s wholly owned subsidiary, would pay an amount of US$180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008.  As of June 30, 2009 US$90 was still left unpaid. As agreed by the service agreement, the remaining US$90 must be paid within 60 days after the commencement of services described in the service agreement.

Class Action, page F-30

11.    We note your disclosures on page 12.  In addition to any punitive damages which you may be required to pay, please also disclose the other risks to your operations and financial statements related to the class action complaint.  For example, you should discuss your consideration of whether the assets attained in the auction proceedings could be taken from you and the corresponding potential impact.  In a similar manner, you should discuss your consideration of whether 65% of your ordinary shares could change hands and the corresponding impact.

Response to Comment 11:

The Company may encounter damages from the class action complaint, and its operation and financial statement may be adversely effected. As of June 30, 2009, the Company’s management believed that the allegations are without merit. However, we are currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter. Currently, there is no evidence or legal findings indicating that the asset, which the Company acquired from auction, could be disposed. At present, it is difficult for the management to predict how the change of 65% shares ownership will affect the Company. In response to the Staff’s comment, the Company will provide additional information regarding the potential impact on the Company in the event that the assets attained in the auction proceedings could be taken from us in our Form 6-K for the period ended September 30, 2009.

Note 26.  Earnings per Share, page F-32.

12.    Given that your disclosures on pages F-12 and F-13 indicate that your have share options also outstanding during 2007 and 2008, please disclose why they have not been included in your determination of weighted average number of ordinary shares outstanding for purposes for computing diluted earnings per share, including if they are antidilutive.  Refer to paragraph 40(c) of SFAS 128.

Response to Comment 12:

Mr. Rufus Decker
Securities and Exchange Commission

As of December 31, 2008, the average share price of the Company was US$2.37 per share, below the US$10.35 per share exercise price of the warrant. The shares issuable upon exercise would therefore be antidilutive and have been excluded from our calculation of fully-diluted earnings per share.

Basic	13,062,500
12 month average stock price	2.37
Warrant exercise price	10.35
187500 share issued can raise	2,034,375
Money raised can purchase # of shares at average stock price	858,386
Dilutive shares	-

FORM 6-K FILED ON AUGUST 17, 2009

Consolidated Statements of Income and Other Comprehensive Income, page 4

13.    Your disclosures on page 31 indicate that your recorded an inventory charge of RMB 3.4 million in other expense.  Please note that pursuant to the guidance set forth in EITF 96-9, inventory markdowns should be classified in the income statement as a component of cost of goods sold.  Please quantify any prior inventory charges recorded in the three years ended December 31, 2008 and indicate where such charges are reflected in your consolidated statements of income.  Address the need to reclassify such amounts if they are not classified as a component of cost of goods sold.

Response to Comment 13:

The inventory impairment reserve of RMB 3.4 million, which was recorded in the other expenses of income statement, was estimated based on the SFAS 144. The Company’s management believed that there was no inventory impairment during the three fiscal years prior to the year ending December 31, 2008. As for the inventory as of December 31, 2008, the management predicted that the decline of inventory value was temporary, and decided not to set up the inventory impairment reserve. But in the period ending after June 30, 2009, the management realized that the recovery speed was relatively slow due to the financial crisis and decided to recognize the inventory impairment reserve based on the conservatism principle. With the guidance of EITF 96-9, the inventory impairment should be recorded in income statement as a component of the cost of goods sold. In response to the Staff’s comment, the Company will make adjustment pursuant to the guidance set forth in EITF 96-9 in its Form 6-K for the period ended September 30, 2009.

Results of Operations, page 29

14.    In the first half of 2009, your operating performance continued to be adversely affected due to the global financial crisis.  As a result of a great competition in the Chinese domestic BOPET market, which is caused by the imbalance of supply and demand, and the insignificant increase of the market demand of specialty films, your revenue continued to decline in the first half of 2009.  In this regard, we note that you recorded an inventory impairment charge of RMB 3.4 million during the six months ended June 30, 2009 and that your bad debt expense increased by approximately RMB 5.9 million during the six months ended June 30, 2009 compared to the six months ended June 30, 2008.  We remind you to consider the

Mr. Rufus Decker
Securities and Exchange Commission

guidance in Release No. 33-8350.  In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors.  We remind you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets such as your inventories, accounts receivable, plant, properties, and equipment, such information may be required to be disclosed if it would be material and useful to investors.  We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments or write-downs.  We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.  In this regard, please consider providing additional disclosures regarding the risks and exposures related to your inventories, accounts receivable, plant, properties, and equipment.  For inventory, you should consider discussing whether certain product lines are more likely to be evaluated for potential write-downs.  For example, we note there have been significant decreases in your revenues during the six months ended June 30, 2009 compared to the six months ended June 30, 2008 related to base film for other applications and special film.

Response to Comment 14:

As of the six months ended June 30, 2009, based on the judgment in connection with the inventory fair value and recoverability for the account receivables by the Company’s management, RMB 3.4 million was classified as the inventory impairment, and RMB1.5 million as the provision for doubtful debts for the account receivables. Property, plant and equipment are the resource of revenue and gross profit. The benefits generated from the assets in the second quarter was larger than the first quarter of 2009. Comparatively, the decline in the revenues in the same period of 2008 was due to the decrease of the sales price, which was due to the financial crisis. The management believes that the economy will start recovering from the second half of 2009 to 2010, and the decline in revenue will change as well. As a result, property, plant and equipment do not require the impairment reserve. In response to the Staff’s comment, the Company will provide additional information regarding these risks and exposure in its Form 6-K for the period ended September 30, 2009.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact our legal counsel, Norwood Beveridge, at Loeb & Loeb LLP, by telephone at (212)-407-4970 who will arrange a discussion with our accounting advisors at Kabani & Company, Inc.

Sincerely,

/s/ Xiuyong Zhang
Xiuyong Zhang
Chief Financial Officer